Exhibit 12.1

WEC ENERGY GROUP, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)	Three Months Ended March 31, 2018	Twelve Months Ended December 31
(in millions, except ratios)		2017	2016	2015	2014	2013
EARNINGS
Pre-tax income *	$445.6	$1,587.2	$1,495.2	$1,063.5	$942.6	$902.4
Add:
Nonutility amortization of capitalized interest	1.8	7.3	7.3	7.3	7.3	7.3
Subtract:
Nonutility capitalized interest	(0.3)	(1.7)	(1.0)	(1.2)	(0.7)	(1.7)
Preferred stock dividends of subsidiary	(0.3)	(1.4)	(1.6)	(2.6)	(1.6)	(1.6)
Earnings before adding fixed charges	446.8	1,591.4	1,499.9	1,067.0	947.6	906.4

FIXED CHARGES
Interest expense	106.7	415.7	402.7	331.4	240.3	250.9
Capitalized interest	1.5	4.9	10.9	8.6	3.0	9.4
Estimated interest component of rentals	1.1	5.7	16.5	19.0	15.9	15.7
Preferred stock dividends of subsidiary	0.3	1.4	1.6	2.6	1.6	1.6
Total fixed charges as defined	109.6	427.7	431.7	361.6	260.8	277.6

Total earnings as defined	$556.4	$2,019.1	$1,931.6	$1,428.6	$1,208.4	$1,184.0

RATIO OF EARNINGS TO FIXED CHARGES	5.1x	4.7x	4.5x	4.0x	4.6x	4.3x

*	Pre-tax income consists of income before income taxes less undistributed earnings of equity investees.